SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT/NO. 58)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108		Page 1 of 2 Pages
1)	Names of Reporting Persons M. Rust Sharp
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power * *See the response to Item 5.
	6)	Shared Voting Power * *See the response to Item 5.
	7)	Sole Dispositive Power * *See the response to Item 5.
	8)	Shared Dispositive Power * *See the response to Item 5.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person * *See the response to Item 5.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) * *See the response to Item 5.
12)	Type of Reporting Person (See Instructions) IN

Page 2 of 2 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2011:

(a) Amount Beneficially Owned:	*

(b) Percent of Class:	*

(c) Number of shares to which such person has:
(i) Sole power to vote or to direct the vote	*
(ii) Shared power to vote or to direct the vote	*
(iii) Sole power to dispose or to direct the disposition of	*
(iv) Shared power to dispose or to direct the disposition of	*
*See the response to Item 5.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

The reporting person has ceased to beneficially own more than 5% of the stock of the issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
Date

By: /s/ M. Rust Sharp
Signature - M. Rust Sharp